SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	English language summary of letter to the Argentine National Securities Commission dated March 22, 2010 regarding General Ordinary and Extraordinary Shareholders’ Meeting summoned for April 28, 2010

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, March 22, 2010

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: General Ordinary and Extraordinary Shareholders’ Meeting summoned for April 28, 2010

I am writing as Vice-Chairman in the exercise of the Presidency of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that the Board of Directors of the Company at its meeting held today resolved to call the Shareholders to an Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2010.

We will provide the necessary documentation for the Shareholders’ Meeting required by Chapter II Art. 4 of the Rules; art. 15 of the Decree 677/01 and art. 71 of Law 17,811 shortly.

Sincerely,

Dr. Gerardo Werthein

Vice-Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 23, 2010	By:	/s/ Franco Bertone
		Name:	Franco Bertone
		Title:	Chief Executive Officer